August 14, 2025
VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549

Attention:	Chris Edwards

Re:	Curis, Inc.
Registration Statement on Form S-1
File No. 333-289456
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Curis, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333- 289456), so that it may become effective at 4:30 p.m., Eastern Time, on August 18, 2025, or as soon as practicable thereafter.
Very truly yours,

CURIS, INC.

By: /s/ Diantha Duvall
Name: Diantha Duvall
Title: Chief Financial Officer
128 Spring Street | Building C – Suite 500 | Lexington, MA 02421-3112 | www.curis.com | Phone 617.503.6500